UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: August 24, 2014

(Date of earliest event reported)

American National Bankshares Inc.

(Exact name of registrant as specified in its charter)

Virginia	0-12820	54-1284688
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

628 Main Street

Danville, Virginia 24541

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (434) 792-5111

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 25, 2014, American National Bankshares Inc. (“American”) and MainStreet BankShares, Inc. (“MainStreet”) announced that they have entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which MainStreet will merge with and into American. American will be providing supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides to be used in connection with such presentations are included in Exhibit 99.1 and are being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for any purpose.

Item 8.01. Other Events.

On August 25, 2014, American and MainStreet jointly issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Investor Presentation, dated August 25, 2014.

99.2	Press release issued jointly by American National Bankshares Inc. and MainStreet BankShares, Inc. on August 25, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN NATIONAL BANKSHARES INC.

By:	/s/ William W. Traynham
William W. Traynham
Senior Vice President and
Chief Financial Officer

Date: August 25, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation, dated August 25, 2014.

99.2	Press release issued jointly by American National Bankshares Inc. and MainStreet BankShares, Inc. on August 25, 2014.